Exhibit 99.3

Update to Chapter A

(Description of Company Operations)

of the Periodic Report for 2012

Update to Chapter A (Description of Company Operations) 1

of the Periodic Report for 2012 ("Periodic Report")

of "Bezeq" - The Israel Telecommunication Corporation Limited ("the Company")

1.	Description of the general development of Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.1 – General

Following are details of the current holdings in the Company including fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers as of June 30, 2013 and August 1, 2013:

	Percentage of holdings
Shareholders	as at June 30, 2013	as at August 1, 2013	Fully diluted at August 1, 20132
B Communications (through B Tikshoret) 3	30.96%	30.96%	30.20%
The public	69.04%	69.04%	69.80%

Section 1.4 - Dividend distribution

Section 1.4.2 - Distribution that does not pass the profit test

Concerning the application filed in the Tel Aviv District Court (Economic Department) on March 13, 2013 by a holder of Company debentures (Series 5), declaring his objection to the distribution of the fifth portion of the distribution which does not pass the profit test which was approved by the court on March 31, 2011 - on April 18, 2013 the Company was also served with "an objection to distribution of the fifth portion of an unearned dividend" which was filed by the same debenture holder. The Company rejected the arguments set out in the objections, and asked the court to dismiss the objections in limine and in substance. On May 6, 2013, a hearing on the objection took place and at the court’s recommendation, the holder of the debentures withdrew his objection.

Section 1.4.3 - Dividend distribution

On April 24, 2013, the general meeting of the Company's shareholders (further to a recommendation of the Board of Directors from March 13, 2013), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 861 million, which on the determining date for the distribution (May 1, 2013) was NIS 0.3159446 per share and 31.59446% of the Company's issued and paid-up share capital. The dividend was paid on May 13, 2013. Together with this distribution, the fifth portion of the Special Distribution was paid, in the amount of NIS 500 million, which on the determining date for the distribution (May 1, 2013) was NIS 0.1834754 per share and 18.34754% of the Company's issued and paid-up share capital (on this, see also the update to Section 1.4.2).

1
The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2012 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
Full dilution was calculated assuming that all the allotted options will be exercised for shares. In view of the cashless exercise mechanism (exercise of stock appreciation rights) in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010) this assumption is purely theoretical, since in practice, the recipients exercising the stock options, will not be allotted all the shares deriving from them, but only shares of an amount that reflects the financial benefit embedded in the stock options.

3
In addition to the foregoing holdings, 4,000,000 shares are held jointly by the Chairman of the board of directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitch the wife of the controlling shareholder Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch, the daughter-in-law of the controlling shareholder Shaul Elovitch. These holdings total approximately 0.15% of all holdings in the Company.

Concerning a shareholder's claim concerning this dividend distribution, see the update to Section 2.18.

The outstanding, distributable profits at the reporting date amount to NIS 969 million4.

On August 4, 2013, the Board of Directors resolved to make a recommendation to a meeting of the Company's shareholders (convened for August 27, 2013) to distribute a cash dividend to the shareholders in the total sum of NIS 969 million.  The determining date for the distribution is September 3, 2013 and the payment date is September 15, 2013. Together with this distribution (insofar as it is approved), the sixth (and final) portion of the special dividend in the amount of NIS 500 million will be distributed, and the distribution dates for the current dividend (the determining date, the ex-dividend date, and the payment date) will be the same as the distribution dates for the current dividend.

4	Subject to compliance with the distribution tests.

Section 1.5 - Financial information about Bezeq Group's operating segments

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q2 2013	Q1 2013	Q4 2012		Q3 2012	Q2 2012	Q1 2012
Revenues (NIS millions)	1,121	1,129	1,121		1,149	1,161	1,199
Operating profit (NIS millions)	510	535	564	*	419	437	539
Depreciation and amortization (NIS millions)	168	167	189		185	178	178
Earnings before interest, taxes, depreciation and amortization (EBITDA)(NIS millions)(6)	678	702	753	*	604	615	717
Net profit (NIS millions)	351	348	370	*	246	263	348
Cash flow from operating activities (NIS millions)	556	561	512		470	376	651
Payments for investments in property, plant & equipment and intangible assets (NIS millions)	186	183	202		249	238	269
Proceeds from the sale of property, plant & equipment and intangible assets (NIS millions)	124	42	136		96	22	46
Free cash flow (NIS millions)(1)(7)	494	420	446		317	160	428
Number of active subscriber lines at end of the period (in thousands) (2)	2.224	2,242	2,268		2,299	2,335	2,368
Average monthly revenue per line (NIS) (ARPL)(3)	68	69	71		73	73	74
Number of outgoing minutes (in millions)	1,805	1,788	1,979		2,126	2,226	2,360
Number of incoming minutes (in millions)	1,551	1,503	1,571		1,595	1,516	1,543
Number of internet subscribers at end of the period (in thousands)(2)	1,202	1,185	1,169		1,153	1,136	1,121
Percentage of subscribers using NGN services out of the Company's total internet subscribers connected to NGN network (%) (4)(8)	84%	65%	62%		60%	57%	55%
Average monthly revenue per internet subscriber (NIS)	85	83	80		80	80	84
Average bandwidth per internet subscriber (Mbps)(8)	15.2	10.4	9.6		9.0	8.3	7.5
Churn rate (5)	3.5%	3.7%	4.0%		4.2%	3.9%	3.2%

(1)	Cash from operating activities less purchase of property, plant and equipment, and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process).

(3)
Not including revenues from transmission services and data communication, internet services, services to communications operators and contractors and other services. Calculated according to average lines for the period.

(4)	The figures for Q1 2012 were corrected due to an update in the number of internet subscribers connected to the NGN network, following data optimization.

(5)
The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. The figures for the previous quarters are presented after (immaterial) revision of 0.1% per quarter.

(6)
Operating profit before depreciation and amortization (EBITDA) is a financial index which is not based on generally accepted accounting principles. The Company presents this index as an additional index for estimating its business results, as it is an accepted index for company activities which disregards aspects arising from variance in the equity structure, various taxation perspectives, and the manner and period of the depreciation of property plant and equipment and intangible assets. This index is not a substitute for indices which are based on generally accepted accounting principles and it is not used as a single index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(7)
Free cash flow  is a financial index which is not based on generally accepted accounting principles. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business performance and cash flows, given that it believes that the free cash flow is an important liquidity index which reflects cash from on-going operations after cash investments in infrastructure, property plant and equipment and in other fixed and intangible assets.

(8)
During the second quarter of 2013, the Company initiated an upgrade of surfing speeds for its customers on the Company’s network for no additional cost to the customer. Concurrently, customers were required to upgrade surfing speeds with their ISPs.

*
Restated due to retrospective implementation of the amendment to IAS 19 “Employee Benefits”. On this, see Note 2.3C to the Company’s consolidated financial statements for the period ended June 30, 2013.

B.	Pelephone

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues from services (NIS millions)	696	714	754	816	857	834
Revenues from the sale of equipment (NIS millions)	219	250	273	233	291	410
Total revenues (NIS millions)	915	964	1,027	1,049	1,148	1,244
Operating profit (NIS millions)	186	174	167	199	259	267
Depreciation and amortization (NIS millions)	113	121	129	130	137	135
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions)(1)	299	295	296	329	396	402
Net profit (NIS millions)	161	153	134	154	194	216
Cash flow from operating activities (NIS millions)	468	354	388	490	556	294
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	84	66	73	84	109	115
Free cash flow (NIS millions) (1)	384	288	315	406	447	179
Number of subscribers at end of the period (thousands) (2)	2,702	2,741	2,800	2,839	2,859	2,876
Average number of minutes per subscriber per month (MOU) (3)	467	440	442	425	409	399
Average monthly revenue per subscriber (NIS) (ARPU) (4)	85	86	89	95	99	97
Churn rate (5)	6.9%	7.2%	5.9%	6.7%	6.0%	3.9%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)
Subscriber data include Pelephone subscribers (excluding subscribers to other operators who are hosted on the Pelephone network), and do not include subscribers connected to Pelephone services for six months or more but who are inactive. Inactive subscribers are those who in the past six months have not received or made at least one call or have not paid for Pelephone services.

(3)
Average monthly use per subscriber in minutes. The index is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and warranty in the period, by the average number of active Pelephone subscribers in the same period.

(5)
The churn rate is calculated according to the ratio of subscribers who disconnected from Pelephone's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues (NIS millions)	359	346	339	339	330	332
Operating profit (NIS millions)	60	56	61	55	53	50
Depreciation and amortization (NIS millions)	33	31	34	34	34	34
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions) (1)	93	87	95	89	87	84
Net profit (NIS millions)	44	37	45	40	39	36
Cash flow from operating activities (NIS millions)	81	58	87	63	64	58
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)(2)	27	31	38	28	36	71
Free cash flow (NIS millions) (1)	54	28	49	35	28	(13)
Churn rate (3)	4.5%	4.2%	5.5%	4.6%	4.1%	4.3%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)	This item also includes long-term investments in assets.

(3)	The number of internet subscribers who left Bezeq International during the period divided by the average number of registered internet subscribers in the period.

D.	DBS

	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q12012
Revenues (NIS millions)	404	404	407	403	409	417
Operating profit (NIS millions)	68	67	73	54	74	52
Depreciation and amortization (NIS millions)	64	62	64	64	54	66
Earnings before interest, taxes, depreciation and amortization (EBITDA)((NIS millions) (1)	132	130	137	118	128	118
Net profit (loss) (NIS millions)	(101)	(61)	(20)	(119)	(107)	(64)
Cash flow from operating activities (NIS millions)	110	122	119	83	100	116
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	84	90	72	87	69	56
Free cash flow (NIS millions) (1)	26	32	47	(4)	31	60
Number of subscribers (at end of the period, in thousands) (2)	583	578	578	581	582	585
Average monthly revenue per subscriber (ARPU) (NIS) (3)	232	233	234	231	234	237
Churn rate (4)	3.2%	3.8%	3.8%	4.1%	3.9%	3.6%

(1)	For the definition of EBITDA and free cash flow, see comments (6) and (7) in the Bezeq Fixed Line table.

(2)
Subscriber - a single household or small business customer. Where a business customer has multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

(3)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, advanced products, and other) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

Section 1.7 - General environment and the influence of outside factors on the Group's activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

In July 2013, the Knesset approved an amendment to the Communications Law within the context of the proposed Law for the Change of National Priorities (Legislative amendments to achieve budget targets in 2013-2014), 2013 ("the Economic Arrangements Law"). The amendment includes, inter alia, a directive whereby the Minister of Communications' authority to order structural separation between a license holder and another entity for the purpose of rendering various services will also include "separation between the rendering of services to a license holder and services rendered to a subscriber". As stipulated in the explanations to the bill, in accordance with the policy document on the expansion of competition, the structural separation which is currently in place will gradually be phased out. Nevertheless, the explanations stipulated that the Minister's power to order corporate separation also applies vertically (between services rendered to subscribers and services rendered to a license holder), and that the directive may be applied if a wholesale market does not develop at all, or if problems emerge in the development of such a market, in part due to price discrimination, high entry barriers, etc.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Section A - Policy for regulating competition

Concerning a Ministry of Communications hearing in relation to the director's directive, on June 11, 2013, an administrative order was issued to the Company to give Cellcom and Partner (under secure conditions) the geographical location of the Company's sites and facilities. Based on this directive, it will apply to any domestic carrier license holder, that wishes, as part of its deployment for implementing a wholesale sub-loop unbundling service, to receive the information from Bezeq.

The amendment to the Communications Law in the Economic Arrangements Law, which was approved by the Knesset in July 2013, included, inter alia, the following additions and amendments, the purpose of which, according to the explanations to the proposed amendment, is to oversee competition in the era of a wholesale market:

1.
The Minister of Communications was granted the authority to set payments for interconnect fees or for the use of Bezeq facilities operated by one license holder by another license holder and to issue directives on this matter (including in relation to related arrangements), which may be applied, inter alia, on the basis of one of the following: (a) cost, a method of calculation as instructed by the minister, plus reasonable profit; (b) reference points which are derived from one of the following: payment for services rendered by the license holder; payment for comparable services; payments in other countries for such services.

2.
The Minister was given the power to order a license holder to take action to prevent immediate infringement of competition or the proper, regular rendering of services due to the actions of a license holder. The minister's directive will become valid within two work days, provided that until such time, the license holder is given an opportunity to comment on the directive. Wherever possible, a hearing will take place immediately the directive is issued and it will remain valid (if the hearing does not end) for six months.

3.
In addition to the authority of the Minister of Communications and Minister of Finance to set payments for a license holder's services, an option was added to determine maximum or minimum payments, and this too based on the parameters listed in sub-section (1) above.

4.
An instruction was added whereby  the Minister may instruct a license holder to report to him any payment that it intends to demand under Sections 5 or 15 of the Communications Law and any change of payment, before the service is rendered or the change is made, as instructed by the Minister.

5.
An instruction was added whereby if the Minister of Communications notes that the license holder intends to demand unreasonable payment, or payment which raises concern of an infringement of competition, he may issue an instruction (for a period of no more than a year): regarding the payment that the license holder may request for the service or for any other service, or that the payment must be separated from payment for a group of services. The Minister will examine whether or not a payment is reasonable, in part, based on the parameters listed in sub-section (1B) above and the Minister may review the payment based on the information in sub-section (1A)  above.

6.	Concerning a Limited Group of Channels - see the update to Section 5.1.4.

The amendment to the law increases the flexibility of the Minister of Communications for the aforementioned issues, and the extent to which the provisions of the amendment to the law affect the Company depends on the manner in which they are implemented by the Minister of Communications.

Section C - Change in interconnect tariffs

Concerning a hearing on the reduction of interconnect tariffs for completion of a call on the Company's domestic carrier network, the Company submitted its position, together with an external economic opinion which details, inter alia, the amendments and adjustments necessary for implementing a model to determine the interconnect fee.

2.	Domestic fixed-line communications; "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.6.4B – Other potentially competing infrastructures

Concerning a joint communications venture with IEC - in June 2013, a group of investors was chosen to establish a communications infrastructure venture based on fiber optics headed by Viva Europa (which is expected to hold 60% of the venture) together with IEC (which is expected to hold 40% of the venture). The venture is expected to receive a license to provide internet infrastructure services and the new infrastructure will make use of the IEC grid. Subsequently, as far as the Company is aware, an agreement was signed to establish the venture.

Section 2.7.2 – Domestic fixed-line communications infrastructure

Concerning the extension of the optical fiber network to the customer’s premises and residential buildings (FTTB/FTTH) – at the publication date of the report, the Company has completed deployment to approximately 200,000 households and businesses, and it estimates that by the end of 2013 it will complete this deployment to more than 400,000 households and businesses.

The Company’s estimates regarding the pace of this deployment by the end of the year are forward-looking information, as defined in the Securities Law, based, in part, on the percentage of the Company’s lines which were connected to the Fiber NGN network and on the number of homes and businesses in Israel as reported by the Central Bureau of Statistics. This estimate may not materialize or it may materialize in a manner different from that anticipated if the Company’s plan for deployment, which is part of its work plans, encounters unforeseen difficulties which slow down the pace of connecting customers’ premises and residential buildings.

Section 2.7.5 – Real estate

Section A - concerning the Company's right to receive an area in Sakia, in April 2013 the Company signed a five-year planning permission contract with the Israel Lands Administration for 115 acres. The Company is negotiating with the planning authorities to exercise the rights according to the agreement.

Section 2.9.3 – Early retirement plans

On April 25, 2013, the Board of Directors approved the early retirement of 51 employees at a total cost of NIS 50 million.

Section 2.9.7

On July 25, 2013, the Board of Directors, after accepting the recommendation of the Compensation Committee, approved a compensation policy for the Company’s officers (“Compensation Policy”). Subsequently, a special general meeting was convened for September 3, 2013 to approve the Compensation Policy outlined in the Company’s immediate report dated July 29, 2013, cited here by way of reference. The Compensation Policy addresses, inter alia, parameters for reviewing the compensation conditions, the fixed salary component (the base salary (linked) for the CEO and CEOs of the important subsidiaries will not exceed NIS 2.5 million per annum, base salary for deputy CEOs in the range of NIS 85,000-100,000 per month, and VPs in the range of NIS 40,000-85,000 per month), acceptable fringe benefits, severance pay, terms of end-of-service, and retention bonuses, insurance and indemnity, as well as a variable component – a performance-linked bonus with an overall budget of 1% of the Group’s EBITDA. Furthermore, in the future a new capital compensation plan will be considered for senior management which will be submitted for approval separately as an addition to the Compensation Policy.

Section 2.13 - Finance

Section 2.13.3 – Amounts of credit received during the Reporting Period, and Section 2.13.1 - Average and effective interest rates on loans

On May 29, 2013, the Company completed a private placement for classified investors by way of an expansion of existing Debentures Series 6 and Debentures Series 7) which the Company issued according to a shelf prospectus on June 1, 2011 and an amendment thereto on June 22, 2011:

Debentures Series 6 - issuance of NIS 600,265,000 par value in return for NIS 680.1 million, reflecting a yield of 2.16%.

Debentures Series 7 - issuance of NIS 189,900,000 par value in return for NIS 189.9 million, reflecting a yield of 2.81%.

The conditions of the issued debentures are the same as those of the debentures in circulation from the same series, all as detailed in an Immediate Report issued by the Company on May 22, 2013, cited here by way of reference.

Following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned private placement:

Loan period	Source of financing	Amount (in NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2013
Long-term loans	banks	2,231	Unlinked NIS	Variable, based on prime rate*	2.71%	2.72%	2.71%-3.20%
	banks	2,340	Unlinked NIS	Fixed	5.67%	5.69%	5%-6.85%
	non-bank sources**	615	Unlinked NIS	Variable, based on STGL interest per annum ***	2.71%	2.81%	2.71%-3.26%
	non-bank sources**	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
	non-bank sources***	2,546	CPI-linked NIS	Fixed	3.43%	3.51%	3.11%-5.95%

*	Prime interest rate in July 2013 – 2.75%.

**	Yield on short-term loans for a year (524) – 1.306% (average for the last 5 days of trading in May 2013) for the interest period commencing June 1, 2013.

**	Not including Debentures Series 5 held by a wholly owned subsidiary.

Section 2.13.6 - Credit rating

Regarding the Company's ilAA Stable Outlook credit rating issued by Standard & Poor's Maalot for the Company (and its debentures) - on April 22, 2013, Standard & Poor's Maalot published a full rating report in connection with the rating dated February 21, 2013. Likewise, on May 23, 2013, Standard & Poor's Maalot issued an ilAA rating for debentures in the amount of up to NIS 1 billion par value5 which the Company will issue by way of an expansion of Series 6 and 7 (see update to Section 2.13.3).

Regarding a rating of the Company's debentures by Midroog - on May 22, 2013, Midroog approved a rating of Aa2 Stable Outlook for the raising of debentures in the amount of up to NIS 1 billion par value  by way of an expansion of Series 6 and 7 (see update to Section 2.13.3). Subsequently, on July 23, 2013, Midroog affirmed a rating of Aa2 Outlook Stable for the Company's Debentures (Series 5 to 8).

These rating reports are included in the Board of Directors Report for this quarter.

Section 2.16.8 – Antitrust Laws

On May 9, 2013, the Company submitted its position at a hearing concerning the announcement by the Antitrust Authority to the effect that the Commissioner is considering determining that the Company abused its position by adopting the practice of margin squeeze. According to the Company's position it acted lawfully and the Commissioner should therefore not publish such a ruling.

Section 2.17.5 - Management agreement:

On June 13, 2013, (following approval by the Compensation Committee and Board of Directors of the Company), a general meeting of the Company’s shareholders, approved the entering into a revised agreement with Eurocom Communications Ltd., to provide the Company with on-going management and consulting services, all in consideration of a total of NIS 5.524 million per annum. The agreement is for a three-year period commencing June 1, 2013 (date of the termination of the current management agreement) until May 31, 2016, unless either party informs the other of its wish to terminate the agreement by giving three months advance notice. For additional information, see a transaction report and notice of convening a special general meeting of the Company dated May 7, 2013, and an immediate report dated June 13, 2013 on the outcome of the meeting, cited here by way of reference.

Section 2.18 – Legal proceedings

Section 2.18.1(A) concerning a notice filed by a party to a collective dispute - the National Labor Court resolved to delay the decision on determining a date for the hearing in the case until after HCJ has ruled on the appeal filed against the ruling in a claim by about 2,500 Company pensioners, which is described in Section 2.18.(B) in Chapter A of the 2012 Periodic Report.

Section 2.18.1(B) concerning a claim which was filed by a group of about 2,500 pensioners who were transferred from the Ministry of Communications to the Company when it was set up, which dealt mainly with the inclusion of the premium component in the effective wage for calculating overtime and the redemption of vacation days - on July 22, 2013, the Supreme Court dismissed the petition which was filed in the High Court of Justice against the National Labor Court and the Company on an appeal judgment of the National Labor Court which had approved dismissal of the claim against the Company.

Section 2.18.2 - concerning claims against the Company, the Broadcasting Authority and the State of Israel, for compensation for physical injury and damage to property, caused, according to the plaintiffs, as a result of prohibited radiation from the Hillel broadcasting station - on July 3, 2013, the court resolved to strike out, in limine, on account of limitation, 21 of the 31 claims included in the new claim for physical injury.

Section 2.18.5 - concerning two applications to approve the submittal of derivative claims (the hearing of which was consolidated) in the matter of the taking of loans and distribution of a dividend - on May 20, 2013, the court resolved to strike out from the additional application for certification of a derivative claim, the Company's previous controlling shareholder (F.SAB.R.  Holdings Ltd.) and four directors who had previously served the Company and who are not domiciled in Israel.

5	Issuer's rating ilAA/Stable Outlook.

Section 2.18.9 - concerning two actions together with applications for their certification as class actions, claiming that in contravention of Ministry of Communications instructions and the Company's license, the Company does not include a record of call details in the phone bills which it sends to subscribers - on April 4, 2012 a judgment was given certifying the plaintiff's abandonment of the application for certification from September 2012 and striking it out, and also dismissing the action.  Furthermore, on April 14, 2013, a judgment was given also certifying abandonment of the other action which had been filed against the Company in April 2011 on the same subject, after the court considered that the chances of being granted the application for certification were low at best.

On April 8, 2013, the Company received a claim which was filed against the Company and against the controlling shareholder by one of its shareholders in the Tel Aviv District Court (Economic Department), requesting that the court declare that the controlling shareholder has a personal interest in the dividend distribution due to be approved by the general meeting, and demanding that the Company publish information and documents as well as summons the economic experts whose opinion had been published by the Company. On April 21, 2013, the court dismissed an immediate motion for summary proceedings to investigate the claim which had been filed by the plaintiff. Accordingly, the claim will be investigated in accordance with the dates prescribed by law and there is no change in the dates scheduled for the dividend distribution and the general meeting, which took place on April 24, 2013. On June 17, 2013, Mr. Shaul Elovitch was removed (by consent) as a defendant in the case, applications for withdrawal in limine that the plaintiffs had filed were dismissed without prejudice, and applications for a stay of proceedings in the case were left in place (due to the fact that a proceeding is pending regarding a matter detailed in Section 2.18.5 of Chapter A of the 2012 Periodic Report), while at the same time a hearing in the case was scheduled for November 2013.

On June 27, 2013, an additional claim was filed against the Company, the Company Secretary and Eurocom Communications Ltd. in the Tel Aviv District Court Economic Department by the same shareholder in which the court was requested to issue a declarative ruling stipulating that the general meetings of the Company's shareholders from April 24, 2013 and June 13, 2013 were conducted unlawfully and that the manner of compensation defined and approved by the general meeting on June 13, 2013 with respect to the service of four directors of the Company (as part of the management agreement) is unlawful.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.7 – Property, plant and equipment, and facilities

According to media reports, the Minister of Communications has formed an inter-ministerial task force which includes the Ministry of Communications, Ministry of the Environment, Ministry of Finance, and representative of the Antitrust Authority to review regulation of the sharing of cellular infrastructures in Israel. The task force will examine models for shared infrastructures and alternatives to sharing among the operators in Israel's cellular market in an effort to promote the sharing of infrastructures by cellular operators with infrastructures.

Section 3.7.2 B - areas used by Pelephone

In June 2013, Pelephone entered into a permit agreement with the Israel Lands Administration ("ILA") for the use of ILA land to erect and operate communications sites, which regulates, inter alia, the permit fee for use of the land for a period up to December 31, 2019.

Section 3.10.1 –Terminal equipment suppliers

In May 2013, Pelephone signed an agreement with Apple Distribution International ("Apple") for continuation of the purchase and distribution of iPhone handsets in Israel.

According to the agreement, Pelephone undertook to purchase a minimum annual quantity of handsets over a further three-year period at the manufacturer’s prices which are valid on the actual date of purchase. Pelephone believes that as in previous years, these quantities will form a substantial share of the number of handsets it expects to sell during the agreement period.

The information in this section includes forward-looking information, based on the estimates and projections, and actual results may differ significantly from these estimates, taking note of the changes which may occur in the business conditions.

Section 3.12.5 - Credit rating

Regarding the Company`s ilAA\Stable Outlook credit rating issued by Standard & Poor's issued for Pelephone (and its debentures) - on April 22, 2013, Standard & Poor's Maalot published a full rating report in connection with the rating from February 2013. The rating report is attached to the Board of Directors' report. At the date of the report, there is no change in Pelephone’s rating (and its debentures).

Section 3.15.2 A - Obligations to banks

Following are further disclosures concerning compliance with financial criteria of reportable credit:

Financial covenants to which Pelephone is obligated:	at June 30, 2013	Maximum required ratio
Pelephone's total debts will not exceed 3 times its equity.	0.41	3.00
Total debt must not exceed NIS 3.8 billion (linked to the CPI known in January 2002. As at June 30, 2013 = NIS 4.91 billion).	1.23	4.91
Undertaking to a particular bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities including debenture holders.	13.6%	40%

Section 3.16 – Substantial agreements

In April 2013 an agreement was signed whereby the Accountant General in the Ministry of Finance exercised the option given to him to extend the agreement to supply mobile telephone services to government ministries for a period of 24 months, from February 2014 until February 2016.

Section 3.17 – Legal proceedings

Section 3.17.1(E) - Regarding a claim in the District Court (Central Region) together with an application for its certification as class action in the amount of NIS 122 million, alleging that Pelephone deliberately conceals significant limitations pertaining to benefits on selected destinations - in June 2013 the court approved a compromise settlement between the parties whereby Pelephone will credit its customers with insignificant amounts.

Section 3.17.2(F) - Regarding a claim in the Tel Aviv District Court together with an application for its recognition as a class action in the amount of NIS 381 million for unlawfully updating service tariffs to business customers, which was dismissed in February 2013 - in April 2013 Pelephone was served with notice of appeal in the Supreme Court on the District Court's ruling to dismiss the action and in July the court dismissed the appeal.

Section 3.17.1(K) - Regarding a claim in the Nazareth District Court together with an application to certify it as a class action in the amount of NIS 450 million, for a nation-wide malfunction of Pelephone's network on February 3, 2013 - in June 2013 the court dismissed the application for certification on the grounds that there is already an identical class action against the Company (described in that section).

4.	Bezeq International – international communication and internet services

Section 4.7 - Property, plant and equipment, and facilities

In June 2013, Bezeq International signed an agreement to extend the lease period on the Bezeq International building at 40 Shacham Street in Petach Tikva for an additional period of 10 years, with an exit option for Bezeq International.

5.	DBS Satellite Services (1998) Ltd. (“DBS”) - Multi-channel television

Section 5.1 - General information about this area of activity

Section 5.1.1.B - Structure of this area of activity and the applicable changes therein

In July 2013, the Knesset passed a second and third reading of an amendment to the Broadcasting by means of Digital Broadcast Stations Law, 2012 the purpose of which is to expand the variety of broadcasts distributed on the DTT system, and this as part of the Law for the Change of National Priorities (Legislative amendments to achieve budget targets in 2013-2014), 2013.

According to the Law, the Minister of Communications and Minister of Finance will be given the power to appoint a private entity to operate the DTT system, replacing the Second Authority, and the Minister of Communications will also have the power to set limitations on the subject; the Council's authority to grant a license to special-subject channel operators will not be limited to three license holders only, where these operators will be chosen by tender, based on the price bid by each participant; according to the Law, the special-subject channels will be permitted to finance their broadcasts by charging a subscription fee (in addition to the option of financing through advertising); the Minister of Communications and the Minister of Finance will be permitted to determine that the state will subsidize the distribution fees which apply to the special-subject broadcasts and the designated channel; the Council may establish the extent of the obligation to invest in local productions which will apply to a special-subject channel, provided that for at least three of the first nine special-subject channels to be distributed, they will be obligated to invest between 8% and 12% of their annual revenues in local productions.

An increase or diversification of the number of channels to be distributed via the distribution system and an option for operation of the system by a private entity will, in the opinion of DBS, increase the chances that the system will be a substitute for DBS's services, thus severely affecting its results.

This opinion of DBS is forward-looking information, as defined in the Securities Law, which is based, in part, on the wording of the Law. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the channels which become part of the DTT system, the regulatory decisions which are passed and the regulatory limitations which become applicable, insofar as they apply, to the set of channels integrated in the system.

Section 5.1.4 - Market developments in the segment of operation

In May 2013, the Council announced an extension of the period during which DBS and HOT may offer the Limited Group of Channels until August 31, 2013.

In July 2013, the Knesset passed a second and third reading of provisions concerning the offering of a basic package (“Limited Group of Channels”) in cable and satellite broadcasts as part of the Law for the Change of National Priorities (Legislative amendments to achieve budget targets in 2013-2014), 2013. According to the Law, the Minister of Communications will stipulate the number of channels and price of the package and he will be authorized to stipulate the policy concerning the specifications of and types of channels in the package. The Council will issue instructions for implementation of the Minister’s stipulations, including with respect to the specification, content, standard and scope of the channels. The Minister's stipulations will remain in force for a period of no more than 3 years, but the Minister may, after consulting with the Council, instruct an extension for additional periods. Payment may not be collected from customers of the basic package for related services (including installation fees or the cost of installation and for terminal equipment) if customers are not charged for other packages, and in any event such payment will not exceed the payment requested from customers of other packages without permission from the Council.

In August 2013, the Council announced that it is considering amending the Communications Rules and adopting a different model from the one which had been tried so far according to its previous decision. According to the other model, DBS and HOT will be obligated to offer their subscribers a basic package of broadcasts which will include the mandatory channels as well as a number of additional channels which the subscriber will be able to choose from all the broadcast channels (except for a small number of channels which will not be open to choice), so that the basic package will include, together with the mandatory channels, between 17 and 24 channels. The Council is considering recommending that the Minister apply his power to set a supervised price for the basic package. The Council has initiated a hearing proceeding in which context it will be possible to submit opinions from the public up to September 1, 2013. No decision has yet been made on this subject.

DBS believes that insofar as the Minister and the Council apply their authority, there may be a significant increase in the number of subscribers to the basic package in a manner which adversely affects the performance of DBS.

This opinion of DBS is forward-looking information, as defined in the Securities Law, which is based, in part, on the wording of the Law and on the Council’s aforementioned decision. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the type and content of the instructions of the Minister of Communications and the Council and the rate of subscribers to the basic package.

Section 5.15 – Finance

For information about the financial covenants and DBS’s compliance with them, see Note 4 to the financial statements of DBS as at June 30, 2013, which are included in this quarterly report.

Section 5.15.3 - Institutional financing

In March-April 2013, DBS issued additional debentures (Series B), by way of an expansion of the series, in the total amount of NIS 99 million.

Section 5.15.4 - Changes in the rating of DBS and rating of the debentures by S&P Maalot during the Reporting Period

On March 13, 2013, S&P Maalot issued an ilA- rating for the additional debentures issued by DBS by way of a new issuance of debentures and/or expansion of an existing series, with respect to the raising of a total of up to NIS 200 million par value.

Section 5.17 - Restrictions on and supervision of the company

In July 2013, the proposed Broadcasting (Telecommunications and Broadcasts) (Amendment no. 57) (The Authority and Council for Commercial Broadcasts) Law, 2013, was published, whereby an authority for commercial broadcasts will be established which will be the regulatory body coordinating the regulatory powers which are currently part of the Second Authority, the Second Authority Council and the Council, and will be responsible for regulating commercial broadcasts in Israel.

Section 5.18.1 -  Space segment lease agreements

On May 8, 2013, the general meeting of the Company’s shareholders approved the manner of voting at the general meeting of the shareholders of DBS in favor of an amendment to the existing agreement between DBS and Spacecom and an extension of the agreement for the leasing of space segments on the satellites Amos 2, Amos 3, Amos 6 and/or any other satellite that the parties agree upon, until the end of 2028 and for an amount of USD 227 million for the entire period. Subsequently, on the same day, the general meeting of the shareholders of DBS gave its approval for DBS to enter into the said agreement.

Section 5.19 – Legal proceedings

In July 2013, an action was filed in the Central District Court against DBS and HOT, together with an application for its certification as a class action. The plaintiffs allege that DBS and HOT were in breach of the provisions of the Communications Law in that over the years they advertised and promoted the affairs of different commercial entities as part of their broadcasts. The plaintiffs wish to represent all the subscribers of DBS and HOT during the 7 years prior to the filing of the action. The plaintiffs did not specify the amount of the action.

August 4, 2013	/s/ Shaul Elovitch /s/ Stella Handler
Date	"Bezeq" - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO